Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Income Fund – Differentiating Characteristics
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the
prospectus carefully before investing. (08-175)
Dodge & Cox Income Fund "Typical" Fixed Income Fund
Investment Universe
Core Opportunistic: U.S. dollar-
denominated, primarily investment grade /
selective use of below investment grade
Core Plus: may include non-U.S. dollar-
denominated, emerging market, investment
grade and below investment grade securities
Investment Approach
Bottom Up: security selection based on in-
depth fundamental research is key
Top Down: macroeconomic or sector views
are key inputs to strategy
Investment Horizon Long-term: historically low turnover / low cash positions
Short-term: trading orientation, higher
turnover
Risk Assessment Capital preservation orientation : focus on
fundamental research and diversification; risk
defined as potential for permanent loss of
capital
Benchmark orientation: risk defined as
variance of portfolio exposures relative to
benchmark
Use of Derivatives
None - portfolio holdings and exposures are
easily understood
Use of derivatives is common - portfolio
exposures are less transparent
Research Team
Single research team across equity and fixed
income
Multiple, distinct research teams across firm
products